SMTP, Inc.
95 Fulkerson Street
Cambridge, Massachusetts 02141
617-500-8635

February 1, 2011

Ms. Kathryn Jacobson
Mr. Kyle Moffatt
Mr. Brandon Hill
Mr. Larry Spirgel
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SMTP, Inc.
Amendment No. 2 to Registration Statement on Form S-1

Dear Ms. Jacobson and Messrs. Moffatt, Hill and Spirgel:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on Wednesday, January 12, 2010. The Company has filed Amendment No 2. to the registration statement originally filed on December 2, 2010 on Form S-1 to reflect each of the responses.

Material Agreements, page 29

1.

We note that Mr. Morrison is entitled to a bonus equal to one month’s salary pursuant to his verbal agreement with the company. Please disclose the formula or criteria, if any, used to determine if such bonus is paid, and who determines if it has been satisfied.

Response: We have updated the disclosures.

Executive Compensation, page 34

2.

Please update your disclosure throughout your Executive Compensation section to reflect the compensation paid to your named executive officers for the fiscal year-ended December 31, 2010.

Response: We have updated the disclosures.

Leased Administrative Facilities, page F-11

3.

We note your response to comments 21 and 22 from our letter dated December 23, 2010. As stated in your response, there was no written lease between the Company and the sole shareholder for the use of those facilities. It does not appear that the deemed lease payments were based on an arm’s length transaction since the payments significantly exceeded the rental value of $3,600 per annum currently attributable to your corporate facility. Neither did the Company derive any direct economic benefit from, nor recover, the cost of the repairs and improvements to the sole shareholder’s personal residence. Accordingly, please revise your 2008 financial statements as follows:

-

Expense all the subject payments that had been previously capitalized and reclassify the loss on disposal of property and equipment in the Statement of Operations and purchases of property and equipment in the Statements of Cash Flows.

-

Impute a nominal amount from the subject payments toward rent and reclassify the balance towards compensation. Based on your response, it appears the facilities were used solely for your primary address.

-

Accrue payroll taxes associated the reclassified compensation expense.

Response: We have updated the disclosures.

4.

Please tell us if you will pay on behalf of Mr. Dukach any taxes due arising from the reclassified compensation expense. If so, please report such payment in the Summary Compensation table on page 36

Response: We will not pay any taxes on behalf of Mr. Dukach arising from the reclassified compensation expense.

5.

Please tell us if you have a written lease agreement for the office space in Odessa, Ukraine. If not, please account for the lease payments similar to comment #3 above. In addition, please file a copy of the lease agreement as an exhibit pursuant to item 601(b)(10)(iii) of Regulation S-K.

Response: We intended to open a technology office in Odessa for use by independent contractors who work for the company, but since the office is not open yet, we never entered into a written lease agreement and never made any lease payments to Semyon Dukach. Since there is no lease agreement and no lease payments were ever made, we have updated the registration statement accordingly.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Semyon Dukach
Semyon Dukach
Chief Executive Officer